Exhibit 99.1

Weldon Angelos, Criminal Justice Reform Advocate & Music Producer, Launches His First

Exclusive Cannabis Brand - REEFORM

Once serving a 55-year prison sentence, Weldon Angelos returns to the cannabis industry

Now launching REEFORM, a premium, top shelf cannabis brand dedicated to fighting for the release of those incarcerated for cannabis, helping rebuild lives, and advancing policy reform

Weldon Angelos, prominent social justice activist, and founder of The Weldon Project and Mission [Green], has worked with industry heavyweights such as Snoop Dogg and Tupac Shakur’s recording group

LONG BEACH, Calif. and TORONTO, August 10, 2023 - Weldon Angelos, prominent social justice activist, and founder of The Weldon Project and Mission [Green], today launched REEFORM, a new cannabis brand aiming to rectify the injustices caused by the failed War on Drugs and help rebuild the lives of those impacted by prohibition.

The premium indoor flower brand, in partnership with Glass House Brands (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), is dedicated to fighting for the release of those incarcerated for cannabis, providing resources and education to help rebuild their lives, and to advancing policy reform to end the War on Drugs.

Mr. Angelos, who served 13 years of a 55 year prison sentence before receiving a pardon in 2020, has been a tireless activist since his release and has been funding and fighting for social change for those who are still serving prison time for cannabis-related offenses. His most recent work resulted in the release of Luke Scarmazzo, who served nearly 15 years for violating federal drug laws while operating one of the nation’s first licensed medical dispensaries in California.

The brand REEFORM will work to “release, rebuild, and reform” the lives of those incarcerated for cannabis offenses by working directly with those individuals to assist in their release as well as help to rebuild their lives by offering scholarships to Oaksterdam University, the world’s first cannabis college. The brand will also seek to build supply and retail partnerships with businesses that are owned by or that employ individuals trying to reintegrate into the cannabis industry following periods of incarceration for cannabis. In addition, REEFORM will engage with lawmakers and policy makers on a local and state level to aid those who have been hurt by the war on drugs.

Twenty years after his arrest and incarceration for selling cannabis to an undercover informant, Weldon has reclaimed his life and is able to participate in the legal market as an entrepreneur via REEFORM. The brand has launched with two premium indoor strains, Kerosene and Alien Fritter. Product will initially be available exclusively at Farmacy, The Pottery and Natural Healing Center (NHC) locations in California, with state and nationwide release to follow.

“Tens of thousands of people are still incarcerated across the country serving cannabis-related sentences, mostly people of color. I received a 55-year sentence for selling less than $1,000 worth of cannabis and now I am able to sell it legally with the explicit aim of helping those still incarcerated by selling top-shelf flower,” said Mr. Angelos, Founder of The Weldon Project and Mission [Green]. “REEFORM will advocate for the release of those unjustly incarcerated, to help them rebuild their lives post release and to advance cannabis policy reform.”

“The REEFORM brand aims to complement the work we are doing with Mission [Green] by providing educational and employment resources to help previously incarcerated individuals restart their lives,” continued Mr. Angelos.

Glass House has been a valuable partner in Mr. Angelos’ ongoing fight to end cannabis incarceration around the country and will be contributing to scholarships in support of his efforts with the REEFORM brand.

“Weldon has dedicated his life to fighting for policy change and clemency programs that address the lasting harm created by the War on Drugs. It's been an honor to support him and his work with the Mission [Green] organization since 2020,” said Kyle Kazan Co-Founder, Chairman and CEO of Glass House Brands and Mission [Green] Board Member. “The REEFORM brand represents Weldon's return to the cannabis industry not only as an entrepreneur leading his own brand as the CEO, but also as a taste master who recognizes the best new strains. I’m excited about his brand because like everything Weldon does, this is top shelf and will resonate with those who demand the best cannabis. Because of his passion for reform, REEFORM will be used to amplify his advocacy work and make resources available to right the wrongs committed by the War on Drugs.”

Hilal Tabsh, Chief Revenue Officer of Glass House Brands, who will spearhead the Company’s marketing and sales campaign for the REEFORM brand, stated, “I am extremely excited about working with Weldon to build broad consumer enthusiasm for REEFORM. We hope that all of the flower REEFORM sells brings Mission [Green] one step closer to gaining the release of those unjustly incarcerated and to helping them build a new life.”

Founded by cannabis advocate Weldon Angelos, who served a 13-year prison sentence for selling less than $1,000 worth of cannabis before being granted clemency in 2016, Mission [Green] creates pathways for expungement and pardons for individuals convicted of cannabis-related offenses at the state, local, and federal levels. Mission [Green] also provides legal assistance, re-entry programs and additional support services for formerly incarcerated individuals without access to legal counsel.

More information on REEFORM brand can be found here on reeformnow.com

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ABOUT WELDON ANGELOS

Weldon Angelos is a former hip hop music producer, who worked with industry heavyweights such as Snoop Dogg and Tupac Shakur’s recording group, whose career was interrupted in 2002 when he was arrested and ultimately sentenced to 55 years in federal prison for a low-level cannabis offense. Weldon’s case became a “national cause célèbre,” the symbol for justice reform for liberals and conservatives alike. In 2016, after an unprecedented, bipartisan campaign to secure his freedom by elected and appointed government officials, celebrities, advocates, business leaders, and a myriad of media outlets, Angelos was finally released after serving 13 years for a first-time, cannabis-related offense. In December of 2020, he was fully pardoned by the President.

Since his release in 2016, Angelos has dedicated his life to helping to end cannabis incarcerations, advocating for policy reform and ending the war on drugs. He was instrumental in the passage of the First Step Act and helped secure the releases of dozens of individuals via his nonprofit organization the Weldon Project and the Mission Green initiative. Angelos is now working with the Biden administration to create a clemency program for cannabis offenders. Recently, Angelos was called to testify before the Senate Judiciary Committee at the first ever hearing on ending federal cannabis prohibition in the Senate and was called a “legend” by Senator Dick Durbin (D-IL) because of the impact Angelos’s story has had on criminal justice reform efforts over the last 20 years.

ABOUT GLASS HOUSE BRANDS

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand- building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, FIELD, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com

Media Relations:

McKenna Miller

KCSA Strategic Communications

glasshouse@kcsa.com

949-606-6585

Weldon Angelos, Criminal Justice Reform Advocate & Music Producer, Launches His First Exclusive Cannabis Brand - REEFORM (CNW Group/Glass House Brands Inc.)